

12062727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

AUG 2 8 2012

Washington DC
402

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRSTRADE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133-25 37TH AVENUE
(No. and Street)

FLUSHING (City) NY (State) 11354 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN LIU 718-961-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRAF REPETTI & CO., LLP
(Name – *if individual, state last, first, middle name*)

1114 AVE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN LIU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRSTRADE SECURITIES, INC., as of JUNE 30TH, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER GSCHWENG
Notary Public, State of New York
No. 01GS6022253
Qualified in Nassau County
Commission Expires March 20, 20 15

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRSTRADE SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
JUNE 30, 2012

FIRSTRADE SECURITIES, INC.

CONTENTS



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. (the "Company") as of June 30, 2012 and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the attached schedules on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
August 16, 2012

Graf Repetti & Co LLP

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

FIRSTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 3,219,167
Due from clearing broker	484,992
Accounts receivable	21,296
Accrued interest receivable	2,502
Income taxes receivable	132,612
Investments	7,597
Short-term investments - other	531,501
Loans receivable	223,000
Clearing deposits	100,048
Total Current Assets	4,722,715
PROPERTY AND EQUIPMENT - NET	336,891
OTHER ASSETS	
Other assets	64,995
Intangible assets, net	1,185,101
Total Other Assets	1,250,096
Total Assets	$ 6,309,702

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 387,542
Accrued payroll	46,971
Accrued compensation payable	1,263,651
Obligation under capital lease	117,861
Total Current Liabilities	1,816,025
OTHER LIABILITIES	
Deferred income taxes	483,565
Total Liabilities	2,299,590
STOCKHOLDERS' EQUITY	
Preferred stock - $.10 par value, 4,000,000 shares authorized, none issued or outstanding	
Common stock - $.01 par value, 32,000,000 shares authorized, 18,450,000 shares issued and 18,400,000 shares outstanding	184,500
Additional paid-in capital	695,500
Retained earnings	3,267,612
Less: Treasury stock at cost, 50,000 shares	(137,500)
Total Stockholders' Equity	4,010,112
Total Liabilities and Stockholders' Equity	$ 6,309,702

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2012

REVENUES	
Commissions	$ 5,497,143
Rental income	130,826
Interest rebate income	5,642,158
Other income	513,815
Total Revenues	11,783,942
EXPENSES	
Salaries and payroll related expenses	1,999,002
Execution costs	2,147,462
Margin interest rebates	3,339,889
Interest expense - customers	377,483
Research and statistical costs	1,194,123
Regulatory fees and expenses	215,990
Occupancy and equipment costs	548,943
Communications costs	187,486
Stationery, printing, postage and shipping	44,671
Promotional costs	830,695
Insurance expense	228,706
Professional fees	244,818
Depreciation and amortization	1,197,031
Other operating costs	333,935
Total Expenses	12,890,234
Loss Before Income Tax	(1,106,292)
Income tax	(19,566)
NET LOSS	$ (1,125,858)

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2012

	Common Stock		Additional Paid-in	Treasury	Retained	
	Shares	Amount	Capital	Stock	Earnings	Total
Balance, beginning of year	18,450,000	$ 184,500	$ 695,500	$ (137,500)	$ 4,393,470	$ 5,135,970
Net loss	-	-	-	-	(1,125,858)	(1,125,858)
Balance, end of year	18,450,000	$ 184,500	$ 695,500	$ (137,500)	$ 3,267,612	$ 4,010,112

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,125,858)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	1,197,031
Net realized and unrealized loss on investments	37,853
Deferred income taxes	277
Increase (decrease) in cash resulting from changes in operating assets and liabilities:	
Due from clearing broker	157,553
Accounts receivable	52,676
Accrued interest receivable	1,500
Income taxes receivable	14,359
Other assets	43,853
Accrued expenses	152,479
Accrued payroll	(78,541)
Net cash provided by operating activities	453,182
CASH FLOWS FROM INVESTING ACTIVITIES	
Loan made to an employee	(40,000)
Repayments of employee loan	12,000
Software development costs	(410,425)
Purchase of property, plant and equipment	(201,658)
Purchase of certificate of deposits	(536,017)
Redemption of certificate of deposits	531,501
Distributions from investment in limited partnership	645,000
Sale of securities	31,234
Purchase of securities	(35,778)
Net cash (used in) investing activities	(4,143)
CASH FLOWS FROM FINANCING ACTIVITIES	
Borrowing under capital lease obligation	160,947
Payments on capital lease obligation	(164,358)
Net cash (used in) financing activities	(3,411)
Net increase in cash and cash equivalents	445,628
Cash and cash equivalents - beginning of year	2,773,539
Cash and cash equivalents - end of year	$ 3,219,167

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest expense	$ -
Income taxes	4,930
Accrued software development costs	248,901

See accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2012

1. ORGANIZATION

Firstrade Securities, Inc. (the Company) is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

d) Investments - Other

Certificates of deposit held for investment that are not debt securities are included in "investments – other." Certificates of deposit with original maturities greater than three months and remaining maturities less than one year are classified as "short-term investments – other."

e) Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended June 30, 2012, advertising expense was $791,443.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

f) Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

g) Investments Valuation

Investments are carried at the values shown in note 4 of the financial statements. The fair value of alternative investments has been estimated using the Net Asset Value ("NAV") as reported by the management of the respective alternative investment fund. FASB guidance provides for the use of the NAV as a "Practical Expedient" for estimating fair value of alternative investments. The NAV reported by each alternative investment fund is used as a practical expedient to estimate the fair value of the Company's ability to redeem its interest in the near term.

h) Investment Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses are included in the determination of income (loss) on each investment.

i) Property and Equipment

Property and equipment are stated at cost. An accelerated depreciation method is used for property and equipment with useful lives of five to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the economic useful life of the improvement or the term of the lease.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

j) Intangibles

Intangible assets consist of trademarks, software and lease assignment costs and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15 years. Software development costs are amortized using the straight-line method over a useful life of 3 years; these costs which include consulting fees, payroll and payroll related costs are associated with various ongoing computer software based projects. As of June 30, 2012 costs totaling $4,588,081 relating to several of these projects were at the application development stage and consequently capitalized.

k) Profit Sharing Plan

The Company maintains a contributory qualified 401(k) plan for eligible employees. The Company made no contributions for the year ended June 30, 2012.

l) Income Taxes

Deferred income tax assets and liabilities are computed for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The components of temporary differences are amortization of software development costs, depreciation and unrealized gains/losses on investments.

m) Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2007.

n) Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through August 16, 2012, the date that the financial statements were available to be issued.

FIRSTRADE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2012

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At June 30, 2012, the Company had net capital of $1,938,724 which was $1,688,724 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.94 to 1.

4. INVESTMENTS

The following table shows major categories of investments measured at fair value at June 30, 2012, grouped by the fair value hierarchy and temporary cash investments carried at cost plus accrued interest:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Total
Equities			
Technology	$ 256	$ -	$ 256
Financial services	4	-	4
Consumer cyclical	22	-	22
Limited partnership	-	2,471	2,471
Total investments at fair value	$ 282	$ 2,471	2,753
Temporary cash investments			4,844
Total Investments			$ 7,597

The following is a reconciliation of the beginning and ending balances for assets measured at fair value using significant unobservable inputs (Level 3) during the year ended June 30, 2012:

	Level 3
Beginning balance	$ 647,471
Purchases, issuances and settlements	-
Capital distributions	(645,000)
Ending balance	$ 2,471

The amount of total gain for the year included in changes in net assets attributed to the change in unrealized gains/loss relating to assets still held at June 30, 2012 was $0.

4. INVESTMENTS *(continued)*

At June 30, 2012 the Company had no open capital commitments with limited partnerships.

Information regarding the Level 3 investments at June 30, 2012 is as follows:

Investment Category	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Limited partnership	$ 2,471	$ -	Quarterly	90 days

5. CERTIFICATES OF DEPOSIT

Certificates of deposit totaling $531,501 are included in short-term investments – other in the accompanying financial statements. The certificates bear interest ranging from 0.50% to 0.75% and have maturities of one year, with penalties for early withdrawal. Any penalties for early withdrawal would not have a material effect on the financial statements.

6. LOANS RECEIVABLE

This consists of a $95,000 interest free loan to a third party, due by January 21, 2013, and $128,000 in loans to an employee at 0.01% interest. Repayments began on the employee loan on January 1, 2012 at a rate of $2,000 per month until the balance is paid in full. No repayment terms have been finalized on the third party loan.

7. PROPERTY AND EQUIPMENT

Property and equipment and their depreciable lives as of June 30, 2012, consist of the following:

	Useful Life in Years	
Leasehold improvements	7	$ 383,568
Equipment	5-7	1,100,280
Furniture and fixtures	5-7	147,714
Automobile	5	7,355
		1,638,917
Less: accumulated depreciation		(1,302,026)
Property and equipment - net		$ 336,891

Depreciation expense for the year ended June 30, 2012 was $167,525.

Included in equipment is approximately $479,624 of computer equipment under separate capital lease agreements. Depreciation of the equipment under capital leases for the year ended June 30, 2012 was $106,474.

8. INTANGIBLE ASSETS

Intangible assets consist of the following as of June 30, 2012:

	Useful Life in Years	
Trademark	15	$ 7,823
Software development costs	3	4,588,081
		4,595,904
Accumulated amortization		(3,410,803)
Intangible assets, net		$ 1,185,101

8. INTANGIBLE ASSETS *(continued)*

Amortization expense for the year ended June 30, 2012 was $1,029,506. Future estimated amortization expense is as follows:

Year Ended June 30,	
2013	$ 716,450
2014	362,917
2015	105,380
2016	354
	$ 1,185,101

9. STOCK OPTION PLAN

The Company established the Firstrade Securities Stock Option Plan (the "Plan") to attract and retain personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. Under the Plan, the Board of Directors of the Company has authorized the issuance of stock options to purchase up to 1,000,000 shares of the Company's common stock. Options granted under the plan may be incentive stock options or non-statutory stock options. As of June 30, 2012, there were 1,000,000 shares available for issuance under the plan and no options are outstanding.

10. INCOME TAXES

The provision for income taxes for the year ended June 30, 2012, is comprised of the following:

Current	
Federal	$ -
State and local	19,289
Deferred	
Federal	277
	$ 19,566

10. INCOME TAXES *(continued)*

Deferred tax liabilities at June 30, 2012, relate to the following items:

Deferred tax liabilities	
Software development costs	$ 473.205
Unrealized gain on investments	13,132
	486,337
Less: Deferred tax asset	
Depreciation	2,772
Net deferred tax liability	$ 483,565

11. COMMITMENTS

Operating Leases

The Company has a lease for office space which expires on June 30, 2015. Future minimum lease payments at June 30, 2012 are as follows:

Year Ended June 30,	
2013	$ 422,552
2014	443,680
2015	465,864
	$ 1,332,096

Office rent expense for the year ended June 30, 2012 was $412,380.

Capital Leases

The Company leases computer equipment under capital lease agreements with varying expiration dates through 2014. Future minimum payments under the leases are payable as follows:

2013	$ 107,114
2014	33,059
	140,173
Amount representing interest and sales tax	(22,312)
	$ 117,861

FIRSTRADE SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2012

12. CONTINGENCIES

The Financial Industry Regulatory Authority ("FINRA") has completed examinations of the Company for the years 2008 and 2010 and has proposed fines relating to various alleged violations amounting to $500,000. The Company is awaiting the final determination letter from FINRA. The Company has responded to these alleged violations and has been negotiating with FINRA to settle the matter. The Company estimates and has offered to pay $150,000. The Company believes that this will be settled in the near term. During the year ended June 30, 2012, the Company has accrued $150,000 for these estimated fines. It is at least reasonably possible that the Company's estimate will change in the near term.

13. SOFTWARE DEVELOPMENT

Effective November 19, 2008, the Company entered into a Joint Venture Agreement (the "Agreement") with Matrix Trading Technologies, LLC ("Matrix") and Louis Liu, to develop, design, manufacture and implement an online trading system (the "System"). The term of the Agreement began on the effective date and was to end on March 31, 2012 or two years from the completion of the System, whichever occurred earlier. On July 15, 2011, the Joint Venture Agreement was amended, changing the end date to March 31, 2014.

As stipulated in the Agreement the Company agreed that it will provide Matrix with the following:

i. $400,000 as follows: $50,000 on the first of each month after execution of the Agreement;
ii. $300,000, paid in equal installments of $25,000 on the first of each month after Phase I is implemented or at the one-year anniversary of the execution of the Agreement, whichever occurs earlier;
iii. $300,000 paid in equal installments of $25,000 on the first of each month after the end of the second year of the Agreement.

Additionally, as compensation to Louis Liu for his work, the Company agreed to grant a 3% ownership in the Company at the completion of the contract, as of the valuation date of June 30, 2012. The 3% shall be calculated as follows:

i. As of June 30, 2011, Louis Liu has been compensated 2% ownership in Firstrade, calculated as of the valuation date discussed.
ii. On March 31, 2013 the remaining balance if any shall be paid in the form of shares of stock or cash equivalent at the discretion of Firstrade.

As of June 30, 2012, the Company had made monthly payments totaling $83,450 to Matrix. These payments have been capitalized as software development costs.

14. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and amounts due from clearing broker. The Company places its cash and cash equivalents in highly regarded financial institutions and clears it transactions with a highly regarded clearing broker. The Company has a concentration risk to its clearing broker in the event that certain customers are unable to make their margin calls.

15. RESERVE ACCOUNT FOR CUSTOMER CREDIT BALANCES

In the course of doing business, the Company offers certain customers promotional rebates. As the result of a recent Financial Industry Regulatory ("FINRA") examination, it was determined that the Company should have established a segregated reserve account for the exclusive benefit of its clients in accordance with SEC Rule 15c3-3. At June 30, 2012 these customer credits totaled $195. In August 2010, the Company established a reserve bank account and deposited $25,000 to comply with this requirement. The balance of this reserve account as of June 30, 2012 remained at $25,000.

FIRSTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

JUNE 30, 2012

Stockholders' Equity		$ 4,010,112
Deductions:		
Non-allowable assets		
Securities owned, not readily marketable		
at estimated fair value	$ 2,471	
Accounts receivable	21,296	
Accrued interest receivable	2,502	
Loan receivable	223,000	
Other assets	197,607	
Property, plant, and equipment	336,891	
Intangible assets	1,185,101	1,968,868
Net Capital before haircuts on certificates of deposit and security positions		2,041,244
Less:		
Haircuts on certificates of deposit and security positions		102,520
Net Capital		1,938,724
Minimum net capital requirement of 6-2/3% of aggregrate indebtedness, or $250,000, whichever is greater		250,000
Excess of Net Capital Over Minimum Requirement		$ 1,688,724
Aggregate indebtedness		
Liabilities (excluding deferred income taxes)		$ 1,816,025
Percentage of Aggregate Indebtness to Net Capital		94%

Statement Pursuant to Paragragh (d)(4) of Rule 17a-5

Reconciliation with Companies computation (included in Part II of Form X-17a-5 as of June 30, 2012)

Net Capital, as reported in Companies Part II (unaudited) FOCUS Report	$ 2,369,807
Adjustments to record loss carryback claims and adjustments to deferred taxes	(431,083)
Net Capital per above	$ 1,938,724

See independent auditors' report and accompanying notes to the financial statements.

FIRSTRADE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2012

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 195
Total credit items	195
Debit balances	-
Total debit items	-
Reserve computations	
Excess of total credits over total debits	195
Required deposit	$ 195

See independent auditors' report and accompanying notes to the financial statements.



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1)

To the Board of Directors of
Firstrade Securities, Inc.

In planning and performing our audit of the financial statements of Firstrade Securities, Inc. (the "Company"), as of and for the year ended June 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet, important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
August 16, 2012



Firstrade Securities, Inc.
Independent Auditor's Report
on SIPC Assessment Reconciliation
June 30, 2012



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT RELATED TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17A-5(e)(4)

To the Board of Directors of
Firstrade Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2012, which were agreed to by Firstrade Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Firstrade Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Firstrade Securities, Inc.'s management is responsible for Firstrade Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co LLP

New York, New York
August 16, 2012

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150